UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 6)
Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Alexander C. Kinzler
c/o Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
(808) 531-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 068221100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander C. Kinzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
927,000(1)

	8	SHARED VOTING POWER
0(2)

	9	SOLE DISPOSITIVE POWER
927,000(1)

	10	SHARED DISPOSITIVE POWER
0(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
930,000(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  This amount includes 927,000 shares of common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”), held directly by Mr. Kinzler.

(2)  This amount does not include 3,000 shares of Common Stock owned by Mr. Alexander Kinzler’s children.  Mr. Alexander Kinzler’s children have sole power to vote and to dispose of all of such shares of Common Stock, and Mr. Alexander Kinzler expressly disclaims beneficial ownership of all of his children’s shares of Common Stock.

(3)  This amount includes (i) 927,000 shares of Common Stock held directly by Mr. Kinzler and (ii) 3,000 shares of Common Stock owned by Mr. Kinzler’s children.

(4)  Based on 8,277,160 shares of Common Stock of the Company outstanding as of December 9, 2020, as represented in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on December 16, 2020, as amended by the Form 10-K/A Amendment No. 1, as filed with the Securities and Exchange Commission on January 27, 2021.

Explanatory Note
This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Alexander C. Kinzler on December 21, 2012 (as amended by the Reporting Person, the “Schedule 13D”).  Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.  On January 27, 2021, Alexander C. Kinzler, a stockholder and director of the Company, entered into a letter agreement with the Company, and this Amendment No. 6 is being filed in respect thereof.
 Item 2.   Identity and Background.
(a) The name of the reporting person is Alexander C. Kinzler.
(b) Mr. Kinzler’s business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.
(c) Mr. Kinzler is President and CEO of the Company.
(d) Mr. Kinzler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e) Mr. Kinzler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Kinzler is a citizen of the United States.
Item 3.   Source or Amount of Funds or Other Consideration.
There is no update or amendment to this Item 3.
Item 4.   Purpose of Transaction.
Mr. Kinzler is President and CEO of the Company and has been a member of the Company’s Board of Directors (the “Board”) since 1999.  Mr. Kinzler holds 927,000 shares of Common Stock in his own name and has indirect beneficial ownership of 3,000 shares of Common Stock owned by his children.
On January 27, 2021, Mr. Kinzler entered into a letter agreement with the Company pursuant to which he agreed to not increase his stockholdings beyond 20 percent of the Company’s outstanding shares of Common Stock during a defined standstill period without the Board’s consent. The standstill period begins on the date of the letter agreement and continues until the date that is ten business days prior to the deadline for the submission of stockholder nominations for directors for the Company’s 2023 annual meeting of stockholders, provided that the Company achieves a positive pre-tax profit (as defined in that certain Cooperation and Support Agreement, dated January 27, 2021, by and among the Company, MRMP-Managers LLC, the Ned L. Sherwood Revocable Trust, Bradley M. Tirpak and Ned L. Sherwood (the “MRMP Stockholders”), that was attached as an exhibit to a Current Report on Form 8-K, dated February 1, 2021 by the Company (the “Cooperation Agreement”)), for fiscal year 2021 and meets certain other conditions set forth in the Cooperation Agreement. If the Company does not achieve a positive pre-tax profit for fiscal year 2021 (or if the Company notifies the MRMP Stockholders that it does not intend to nominate any of Messrs. Tirpak, Philip J. McPherson or Douglas M. Woodrum (or replacement nominees satisfactory to the MRMP Stockholders) for election to the Board at the Company’s 2022 annual meeting of stockholders or if the Company proposes to expand the Board above seven members), then the standstill period will terminate upon the date that is ten business days prior to the deadline for the submission of stockholder nominations for directors for the 2022 annual meeting of stockholders.
The letter agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.
Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.   Interest in Securities of the Issuer.
(a) Mr. Kinzler may be deemed to beneficially own 930,000 shares of Common Stock, which includes (i) 927,000 shares of Common Stock held directly by Mr. Kinzler and (ii) 3,000 shares of Common Stock owned by Mr. Kinzler’s children, of which Mr. Kinzler disclaims beneficial ownership.  The foregoing 930,000 shares of Common Stock represent approximately 11.2% of the Company’s outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of December 9, 2020, as represented in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on December 16, 2020, as amended by the Form 10-K/A Amendment No. 1, as filed with the Securities and Exchange Commission on January 27, 2021).
(b) See Items 7-10 on Mr. Kinzler’s Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).
(c) Mr. Kinzler has not engaged in transactions of Common Stock during the past sixty days.
(d) None, except for 3,000 shares of Common Stock owned by Mr. Kinzler’s children disclosed in Item 5(a).
(e) Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Information set forth in Item 4 above is incorporated herein by reference.
Item 7.   Material to Be Filed as Exhibits.
Exhibit 99.1.  Letter Agreement, dated January 27, 2021, by the Company and Alexander C. Kinzler.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2021	By:	/s/ Alexander C. Kinzler
Name: Alexander C. Kinzler